Hello Friends and Family!
If you go to wefunder.com/drivemind you will now notice a clock ticking down. I have set the date for the offering to go public on Sept 1. Friends and Family can reserve at any time before that date.

If you mention this to any of your friends please include this disclaimer link to ensure we comply with SEC laws….
https://help.wefunder.com/testing-the-waters-legal-disclosure

-howy